UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File Number: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris - France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Alcatel-Lucent revises financial outlook

Paris, July 17, 2012 – Based on analysis of second quarter preliminary financial results, Alcatel-Lucent (Euronext Paris and NYSE: ALU) expects Q2 2012 adjusted operating income to be a loss of around Euro 40 million with revenues above Euro 3.5 billion.

These figures reflect a good sequential growth in sales with all geographies and divisions growing but a slower than expected business mix improvement. Actions on fixed costs however remained strong with a decrease of more than Euro 100 million compared to Q2 2011.

Looking ahead, based on the current order book, Alcatel-Lucent expects the second half of 2012 to be better than the first half, but in light of year-to-date performance and the difficult macro-economic environment, Alcatel-Lucent will not be able to achieve its previously announced adjusted operating margin guidance for the full-year 2012.

Alcatel-Lucent will provide further details on its business performance and full-year guidance during its second quarter earnings presentation on July 26, 2012.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this press release consists of forward-looking statements (including within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended). These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent such as, for example, “expects the second half of 2012 to be better than the first half”. Words such as “preliminary”, “expects,” “around,” “above,” “growth”, “slower”, “expected,” “will”, “better,” “guidance”, “achieve,” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, in particular with regards to sales, business mix trends and cost control initiatives (whether fixed or variable). These risks and uncertainties are also based upon a number of factors including, among others: the timing and volume of network roll-outs and/or product introductions, difficulties and/or delays in Alcatel-Lucent’s ability to execute on its strategic plans, its ability to efficiently co-source or outsource certain business processes and more generally control its costs and expenses and its ability to realize the full value of its existing and future patent portfolio in a complex technological environment (including its ability to defend itself in infringement suits). Additional factors include: Alcatel-Lucent’s ability to operate effectively in a highly competitive industry and to correctly identify and invest in the technologies that become commercially accepted, demand for its legacy products and the technologies it pioneers, the risks inherent in long-term sales agreements, exposure to the credit risk of customers or foreign exchange fluctuations, reliance on a limited number of suppliers for the components it needs or a tight market for commodity components, the social, political and economic risks it may encounter in any region of its global operations, the costs and risks associated with pension and postretirement benefit obligations, changes to existing regulations or technical standards, existing and future litigation, compliance with environmental, health and safety laws, the global economic situation and of those geographical areas where it is most active, and the impact of each of these factors on its results of operations and cash. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2011, as well as other filings and submissions by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises and governments around the world, Alcatel-Lucent is a leading innovator in the field of networking and communications technology, products and services. The company is home to Bell Labs, one of the world’s foremost research centers, responsible for breakthroughs that have shaped the networking and communications industry. Alcatel-Lucent was named one of MIT Technology Review’s 2012 Top 50 list of the “World’s Most Innovative Companies” for breakthroughs such as lightRadio™, which cuts power consumption and operating costs on wireless networks while delivering lightning fast Internet access. Through such innovations, Alcatel-Lucent is making communications more sustainable, more affordable and more accessible as we pursue our mission - Realizing the Potential of a Connected World.

With operations in more than 130 countries and one of the most experienced global services organizations in the industry, Alcatel-Lucent is a local partner with global reach. The Company achieved revenues of Euro 15.3 billion in 2011 and is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : + 33 (0)1 40 76 50 84

ALCATEL-LUCENT INVESTOR RELATIONS

FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : + 33 (0)1 40 76 49 08

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2012

By:	/S/ PAUL TUFANO
Name:	Paul Tufano
Title:	Chief Financial Officer